Exhibit 99.1

RONS INTELLIGENT TECHNOLOGY (BEIJING) CO., LTD. AND SHENZHEN XINBAO
INVESTMENT MANAGEMENT CO., LTD.
INDEX TO COMBINED FINANCIAL STATEMENTS

CONTENTS	PAGE(S)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (PCAOB ID: 6907)	F-2
COMBINED BALANCE SHEETS AS OF SEPTEMBER 30, 2023 AND 2024	F-3
COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS FOR THE YEARS ENDED SEPTEMBER 30, 2023 AND 2024	F-4
COMBINED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED SEPTEMBER 30, 2023 AND 2024	F-5
COMBINED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED SEPTEMBER 30, 2023 AND 2024	F-6
NOTES TO COMBINED FINANCIAL STATEMENTS	F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

RONS INTELLIGENT TECHNOLOGY (BEIJING) CO., LTD. AND SHENZHEN XINBAO INVESTMENT MANAGEMENT CO., LTD.

Opinion on the Combined Financial Statements

We have audited the accompanying combined balance sheets of RONS Intelligent Technology (Beijing) Co., Ltd. and Shenzhen Xinbao Investment Management Co., Ltd. and its subsidiaries (the “Company”) as of September 30, 2023 and 2024, the related combined statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for each of years ended September 30, 2023 and 2024, and the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2023 and 2024, and the results of its operations and its cash flows for each of the years ended September 30, 2023 and 2024, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Enrome LLP

We have served as the Company’s auditor since 2024.

Singapore

March 21,2025

RONS INTELLIGENT TECHNOLOGY (BEIJING) CO., LTD. AND SHENZHEN XINBAO
INVESTMENT MANAGEMENT CO., LTD.

Combined Balance Sheets
(USD, except for share and per share data, or otherwise noted)

	As of September 30,
	2023	2024
	USD	USD
ASSETS:
Current assets:
Cash and cash equivalents	1,330,119	599,425
Restricted cash	3,401,683	1,867,800
Accounts receivable, net	3,366,213	2,313,143
Amount due from related parties-Account receivables	1,305,385	2,113,891
Amount due from related parties-Other receivables	17,110,120	16,987,105
Other receivables	237,530	362,103
Other current assets	184,011	-
Total current assets	26,935,061	24,243,467

Non-current assets:
Restricted cash	861,276	1,070,446
Property, plant, and equipment, net	295,298	155,660
Deferred tax assets	171,327	178,383
Right of use assets	157,952	332,195
Total non-current assets	1,485,853	1,736,684
Total assets	28,420,914	25,980,151

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Accounts payable	1,172,736	302,772
Insurance premium payable	3,391,658	1,866,688
Amount due to related parties-Account payable	5,550,968	3,941,635
Amount due to related parties-Other payable	6,300,178	8,607,315
Other payables and accrued expenses	276,741	293,843
Accrued payroll	884,812	476,972
Income taxes payable	582,426	421,694
Lease liabilities	137,865	278,012
Total current liabilities	18,297,384	16,188,931
Non-current liability:
Lease liabilities	-	25,623
Total liabilities	18,297,384	16,214,554

Commitments and contingencies (Note 9)

Shareholders’ Equity:
Share capital	4,319,675	4,319,675
Additional paid-in capital	431,605	431,605
Statutory reserves	859,489	879,295
Accumulated other comprehensive income	(749,032)	(344,107)
Retained earnings	5,261,793	4,479,129
Total shareholder’s equity	10,123,530	9,765,597
Total liabilities and shareholders’ equity	28,420,914	25,980,151

The accompanying notes are an integral part of the combined financial statements.

RONS INTELLIGENT TECHNOLOGY (BEIJING) CO., LTD. AND SHENZHEN XINBAO
INVESTMENT MANAGEMENT CO., LTD.

Combined Statements of Operations and Comprehensive Loss
(USD, except for share and per share data, or otherwise noted)

	Year Ended September 30
	2023	2024
	USD	USD
Revenues:
Technology services fee	6,927,967	7,589,813
Insurance commission fee	15,120,653	15,254,074
Total revenues	22,048,620	22,843,887
Operating expenses:
Technology cost	(2,249,053)	(2,828,627)
Commission cost	(12,456,173)	(12,712,377)
Total operating costs	(14,705,226)	(15,541,004)
Selling expenses	(1,050,630)	(640,684)
General and administrative expenses	(9,337,958)	(7,529,190)
Total operating expenses	(10,388,588)	(8,169,874)
Loss from operations	(3,045,194)	(866,991)
Other income, net:
Interest income	121,195	24,345
Others income, net	332,020	159,636
Loss before income taxes expense	(2,591,979)	(683,010)
Income tax expense	(393,810)	(79,848)
Total comprehensive loss	(2,985,789)	(762,858)

Other comprehensive income
Foreign currency translation adjustment attributable to company	(296,999)	404,925
Comprehensive income	(3,282,788)	(357,933)

 The accompanying notes are an integral part of these combined financial statements.

RONS INTELLIGENT TECHNOLOGY (BEIJING) CO., LTD. AND SHENZHEN XINBAO
INVESTMENT MANAGEMENT CO., LTD.

COMBINEDCOMBINED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(USD, except for share and per share data, or otherwise noted)

		Additional paid-in	Statutory	Accumulated other comprehensive	Retained	Total shareholder’s
	Share Capital	Capital	Reserves	income	Earnings	equity
	USD	USD	USD	USD	USD	USD
Balance as of September 30, 2022	4,319,675	431,605	744,816	(452,033)	8,362,255	13,406,318
Net loss	-	-	-	-	(2,985,789)	(2,985,789)
Provision for statutory reserves	-	-	114,673	-	(114,673)	-
Currency translation adjustment	-	-	-	(296,999)	-	(296,999)
Balance as of September 30, 2023	4,319,675	431,605	859,489	(749,032)	5,261,793	10,123,530
Net loss	-	-	-	-	(762,858)	(762,858)
Provision for statutory reserves	-		19,806		(19,806)	-
Currency translation adjustment	-	-	-	404,925	-	404,925
Balance as of September 30, 2024	4,319,675	431,605	879,295	(344,107)	4,479,129	9,765,597

The accompanying notes are an integral part of the combined financial statements.

RONS INTELLIGENT TECHNOLOGY (BEIJING) CO., LTD. AND SHENZHEN XINBAO
INVESTMENT MANAGEMENT CO., LTD.

Combined Statements of Cash Flows

(USD, except for share and per share data, or otherwise noted)

	Year Ended September 30
	2023	2024
	USD	USD
Cash flows from operating activities:
Net Loss	(2,985,789)	(762,858)
Adjustments to reconcile net income to net cash generated from operating activities:
Depreciation expense	174,629	156,078
Change to Provision (Reversal) for credit losses	(844)	228
Amortization of right-of-use assets	544,288	295,530
Written off property, plant and equipment	163	-

Changes in operating assets and liabilities:
Accounts receivable	809,537	1,173,003
Amount due from related parties	343,767	(743,042)
Other receivables	94,712	(113,011)
Other current assets	(186,405)	188,619
Accounts payable	(519,982)	(904,026)
Amount due to related parties	(926,474)	(1,809,454)
Insurance premium payable	784,401	(1,638,847)
Other payable and accrued expenses	(211,035)	5,616
Accrued payroll	(374,040)	(437,394)
Income taxes payable	(44,357)	(181,855)
Lease liability	(518,287)	(303,057)
Net cash used in operating activities	(3,015,716)	(5,074,470)

Cash flows from investing activity:
Purchase of property, plant and equipment	(109,060)	(6,631)
Net cash used in investing activity	(109,060)	(6,631)

Cash flows from financing activities:
Proceeds from dividend	14,439,832	-
Proceeds from related parties	24,381,100	27,866,941
Repayments to related parties	(34,412,638)	(25,036,160)
Net cash generated from financing activities	4,408,294	2,830,781

Effect of exchange rate changes	(127,468)	194,913

Net increase (decrease) in cash and cash equivalents, and restricted cash	1,156,050	(2,055,407)
Cash and cash equivalents and restricted cash at beginning of year	4,437,028	5,593,078
Cash and cash equivalents and restricted cash at the end of the year	5,593,078	3,537,671
Reconciliation in amounts on the combined balance sheets:
Cash and cash equivalents at the end of the year	5,593,078	3,537,671

Supplemental disclosure of cash flow information:
Income taxes paid	425,146	288,526

SUPPLEMENTAL DISCLOSURE OF NON-CASH FLOW INFORMATION:
Right-of-use assets obtained in exchange for operating lease liabilities	-	607,410

The accompanying notes are an integral part of the combined financial statement

The following tables provide a reconciliation of cash, cash equivalents and restricted cash reported within the balance sheets that sum to the total of the same amounts shown in the combined statements of cash flows:

	As of September 30,
	2023	2024
Cash and cash equivalents, beginning of the year	841,973	1,330,119
Restricted cash, beginning of year	3,595,055	4,262,959
Total cash, cash equivalents and restricted cash at beginning of year	4,437,028	5,593,078

Cash and cash equivalents, end of the year	1,330,119	599,425
Restricted cash, end of year	4,262,959	2,938,246
Total cash, cash equivalents and restricted cash at end of year	5,593,078	3,537,671

RONS INTELLIGENT TECHNOLOGY (BEIJING) CO., LTD. AND SHENZHEN XINBAO
INVESTMENT MANAGEMENT CO., LTD.
Notes to the Combined Financial Statements
(USD, except for share and per share data, or otherwise noted

(1) Organization and Description of Business

RONS Intelligent Technology (Beijing) co., Ltd (RONS). and Shenzhen Xinbao Investment Management Co., Ltd. (Xinbao) and its subsidiaries (collectively as the “Company”) was incorporated in China. The Company are principally engaged in the provision of intelligent technology services to insurance intermediaries’ companies and online insurances sales provider in the People’s Republic of China (the “PRC”).

As of the date of September 30, 2024 and 2023, the Company’s combined subsidiaries are as below:

Entities	Date of Incorporation	Place of Incorporation	% of Ownership
Rons Intelligent Thechnology (Beijin) Co., Ltd.	February 26, 2009	Beijing, China	100%
Shenzhen Xinbao Investment Management Co., Ltd.	June 12, 2010	Shenzhen, China	100%
Fanhua RONS Insurance Sales & Service Co., Ltd.	August 8,2019	Shenzhen, China	100%
Shenzhen Baowang E-commerce Co., Ltd.	June 2, 2004	Shenzhen, China	100%

(2) Summary of Significant Accounting Policies

(a)	Presentation and Combination

The combined financial statements have been prepared on the going concern basis in accordance with, and in compliance with, accounting principles generally accepted in the United States of America (“U.S. GAAP”). The combined financial statements have been prepared on the basis of accounting policies applicable to a going concern. This basis presumes that funds will be available to finance future operations that the realization of assets and settlement of liabilities, contingent obligations and commitments will occur in the ordinary course of business. The combined financial statements have been prepared on the historical cost convention, unless otherwise stated in the accounting policies which follow and incorporate the principal accounting policies set out below. The presentation currency is RMB.

(b)	Use of Estimates

The preparation of the combined financial statements in conformity with U.S. GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reported period. The Company evaluates estimates, including those related to the allowance for credit losses of accounts receivable, other receivables, and the useful lives of property, plant and equipment, impairment of long-lived assets, and other long-term receivables, and deferred tax valuation allowance among others. The Company, based their estimates on historical experience and various other factors, believed to be reasonable under the circumstances, that the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

(c)	Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents consist of cash on hand, bank deposits and short-term, highly liquid investments, which have original maturities of three months or less, and that are readily convertible to known amounts of cash and have an insignificant risk of changes in value related to changes in interest rates.

In its capacity as an insurance agent, the Company collects premiums from the insureds and remits the premiums to the appropriate insurance companies. Accordingly, as reported in the combined balance sheets, “premiums” are receivables from the insureds of USD$ 3,401,683 and USD$ 1,867,800 as of September 30 2023 and 2024, respectively. Unremitted net insurance premiums are held in a fiduciary capacity until disbursed by the Company. The Company invests these unremitted funds only in cash accounts held for a short term and reports such amounts as restricted cash in the combined balance sheets. Also, restricted cash balance includes guarantee deposit required by China Banking and Insurance Regulatory Commission in order to protect insurance premium appropriation by insurance agency which is restricted as to withdrawal for other than current operations. Thus, the Company classified the balance for guaranteed deposit as a non-current asset. The balance for guarantee was USD$ 861,276 and USD$ 1,070,446 as of September 30, 2023 and 2024, respectively.

(d)	Accounts Receivable, net

Accounts receivable are recorded at the amount that the Company expects to collect and do not bear interest. Accounts receivable represent fees receivable on technology services fee from insurance agency companies and commission fee for online insurances sales from insurance companies. Accounts receivable are generally settled within 90 days since the initial recognition pursuant to the payment terms in the contract with customers.

The Company evaluates the collectability of its accounts receivable based on a combination of factors. The Company generally does not require collateral on trade receivables as the majority of the Company’s customers are large, well-established insurance agencies and insurance companies. The provision of credit losses for accounts receivable is based upon the current expected credit losses (“CECL”) model by pooling accounts receivable into various age buckets (e.g., within 1 year, 1-2 years, 2-3 years and longer than 3 years) as balances within the same range of aging share similar risk characteristics and applying expected credit loss rates to each pool. The Company has fully provided CECL for accounts receivable aging longer than three years. In assessing the CECL, the Company considers both quantitative and qualitative information that is reasonable and supportable, including relevant available information from internal and external sources, related to past events, historical credit loss experience, current and future economic events as well as other conditions that may be beyond the Company’s control. Credit loss expenses are assessed quarterly and included in general and administrative expenses on the combined statements of income and comprehensive income. Accounts receivable that are deemed uncollectible when all collection efforts have been exhausted, which typically lasts for no less than three years past due, are written off against the allowance for credit loss.

RONS INTELLIGENT TECHNOLOGY (BEIJING) CO., LTD. AND SHENZHEN XINBAO
INVESTMENT MANAGEMENT CO., LTD.
Notes to the Combined Financial Statements
(USD, except for share and per share data, or otherwise noted

(2) Summary of Significant Accounting Policies (Continued)

(d)	Accounts Receivable, net (Continued)

Accounts receivable net is analyzed as follows:

	As of September 30,
	2023	2024
	USD	USD
Accounts receivable	3,370,290	2,317,619
Less: Allowance for credit loss	(4,077)	(4,476)
Accounts receivable, net	3,366,213	2,313,143

The following table summarizes the movement of the Company’s allowance for expected credit losses of accounts receivable：

	As of September 30,
	2023	2024
	USD	USD
Balance at beginning of the year	4,910	4,245
Current period provision for (reversal of) expected credit loss	(844)	228
Foreign currency translation	11	3
Balance at end of the year	4,077	4,476

(e)	Property, Plant and Equipment, net

Property, plant and equipment are stated at cost. Depreciation is calculated using the straight-line method over the following estimated useful lives, taking into account residual value:

	Estimated useful life (Years)	Estimated residual value
Building	20	10%
Office equipment, furniture and fixtures	3-5	0%-5%
Motor vehicles	5	0%
Leasehold improvements	3	0%

The depreciation methods and estimated useful lives are reviewed regularly. The following table summarizes the depreciation expense recognized in the combined statements of operations and comprehensive loss :

	For the years ended September 30
	2023	2024
	USD	USD
General and administrative expenses	174,629	156,078
Depreciation expense	174,629	156,078

RONS INTELLIGENT TECHNOLOGY (BEIJING) CO., LTD. AND SHENZHEN XINBAO
INVESTMENT MANAGEMENT CO., LTD.
Notes to the Combined Financial Statements
(USD, except for share and per share data, or otherwise noted

(2) Summary of Significant Accounting Policies (Continued)

(f) Fair Value Measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

●	Level 1 applies to assets or liabilities for which there are quoted prices, in active markets for identical assets or liabilities.

●	Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

●	Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The carrying amount of cash and cash equivalents, restricted cash, short-term borrowings, accounts payable, other payable and other liabilities approximates fair value because of their short-term nature.

Accounting guidance also describes three main approaches to measure the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

When available, Company uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, Company will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

RONS INTELLIGENT TECHNOLOGY (BEIJING) CO., LTD. AND SHENZHEN XINBAO
INVESTMENT MANAGEMENT CO., LTD.
Notes to the Combined Financial Statements
(USD, except for share and per share data, or otherwise noted

(2) Summary of Significant Accounting Policies (Continued)

(g)	Impairment of Long-Lived Assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will affect the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than Company had originally estimated. When these events occur, the Company evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for the six months ended September 30, 2024 and 2023.

(h)	Insurance premium payables

Insurance premium payables are insurance premiums collected on behalf of insurance companies but not yet remitted as of the balance sheet dates, and insurance premiums due but not yet collected from the insured.

(i)	Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the combined financial statements, net operating loss carryforwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company recognizes interest and penalties related to unrecognized tax benefits, if any, on the income tax expense line in the accompanying combined statement of income and comprehensive income. Accrued interest or penalties are included on the other tax liabilities line in the combined balance sheets.

RONS INTELLIGENT TECHNOLOGY (BEIJING) CO., LTD. AND SHENZHEN XINBAO
INVESTMENT MANAGEMENT CO., LTD.
Notes to the Combined Financial Statements
(USD, except for share and per share data, or otherwise noted

(2) Summary of Significant Accounting Policies (Continued)

(j)	Revenue Recognition

The Company derives its revenues from two sources: (1) technology services fee from insurance agency companies and (2) commission fee revenues from contracts with insurance companies which is derived principally from the provision of agency, and insurance companies are defined as the Company’s customers under ASC 606 “Revenue from Contracts with Customers” (“ASC 606”).

Revenue is recognized upon transfer of control of promised products and services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. If the consideration promised in a contract includes a variable amount, for example, overage fees, contingent fees or service level penalties, the Company includes an estimate of the amount it expects to receive for the total transaction price if it is probable that a significant reversal of cumulative revenue recognized will not occur.

The Company determines the amount of revenue to be recognized through the application of the following steps:

•	identification of the contract, or contracts, with a customer;

•	identification of the performance obligations in the contract;

•	determination of the transaction price;

•	allocation of the transaction price to the performance obligations in the contract; and

•	recognition of revenue when or as the Company satisfies the performance obligations.

The following is a description of the accounting policy for the principal revenue streams of the Company.

(1) Technology services fee

Technology services fee represents fees that provide customers with insurance transaction platform that help customers to management their sales forces and facilitate insurance policy sales process.

The transaction platform is equipped eight core capabilities include AI Intelligent Q&A, Product Mind Mapping, Product Comparison, Proposal Generation, AI Customer Acquisition, Content Marketing, Customer Management, and IP Building. These capabilities are designed to address multiple pain points in insurance marketing, such as difficulties in comparison, recommendation, searching, interpretation, customer service, skill enhancement, and client acquisition, providing insurance sales professionals with comprehensive intelligent solutions. The transaction basis is recognized when transaction is completed.

The Company typically invoices its customers annually and its payment terms provide that customers pay within 30 days of invoice. Amounts that have been invoiced are recorded in accounts receivable and in unearned revenue or revenue, depending on whether transfer of control to customers has occurred.

RONS INTELLIGENT TECHNOLOGY (BEIJING) CO., LTD. AND SHENZHEN XINBAO
INVESTMENT MANAGEMENT CO., LTD.
Notes to the Combined Financial Statements
(USD, except for share and per share data, or otherwise noted

(j) Revenue Recognition-(continued)

(2) Insurance agency services revenue

 Insurance agency services revenue is commissions from insurance companies, determined based on a percentage of total premiums paid by insured over the term of the insurance policy. The fee rate shall be based on the terms specified in the annual service contract with the insurance company for each product sold through the Company. Most of the insurance products sold by the Company is short term products which’s policy term is less or equal to one year. Only a small portion of the insurance products sold by the Company is long term. For long term products, it includes variable service fees which is estimated using the expected value method and is limited to the amount of variable consideration that is probable not to be reversed in future periods. The Company assesses whether the estimate of variable consideration is constrained. The Company determines that the insurance company, or the insurer, is its customer in this agreement. Insurance agency services revenue is recognized when the signed insurance policy is in place and the premium is collected from the insured since the Company has fulfilled its performance obligation to sell an insurance policy on behalf of the insurance company.

The Company has identified its promise to sell insurance products on behalf of an insurance company as the performance obligation in its contracts with the insurance companies. The Company’s performance obligation to the insurance company is satisfied and revenue is recognized at a point in time when an insurance policy becomes effective. Specifically for long term insurance products, certain contracts include the promise to provide certain post-sales administrative services to policyholders on behalf of the insurance company, such as responding to the policyholder inquiries, facilitating the renewal process and/or gathering information from the policyholder to assist the insurance companies to update the contact information of the policy holder, the Company has concluded such services are administrative in nature and immaterial, and none of these activities on their own results in a transfer of a good or services to the insurance company in the context of the contract. Accordingly, no performance obligation exists after a policy becomes effective.

The Company is also entitled to a performance bonus from insurance companies if the cumulative average monthly sales volume exceeds a predetermined level. Such bonus is determined by end of quarter or by year end and recognized as revenue.

RONS INTELLIGENT TECHNOLOGY (BEIJING) CO., LTD. AND SHENZHEN XINBAO
INVESTMENT MANAGEMENT CO., LTD.
Notes to the Combined Financial Statements
(USD, except for share and per share data, or otherwise noted

(2) Summary of Significant Accounting Policies (Continued)

Value-added tax and surcharges

The Company is subject to value-added-tax (“VAT”) on the revenues earned for services provided in the PRC. The applicable rate of value added tax is 6%. In the accompanying combined statements of comprehensive loss, such VAT is excluded from net revenues.

The Company presents revenue net of tax surcharges and value-added taxes incurred. The tax surcharges amounted to RMB237 and RMB338 for the years ended September 30, 2023 and 2024, respectively.

(k)	Cost of revenue

The Company’s cost of commission revenue is channel cost, which is service fee paid to user traffic channels for successful sales, including social media influencers and financial institutions. These user traffic channels have influences over their followers and users, who are potential insurance policyholders. Determination of channel cost is based on the service fee rate multiplied by the insurance premium sold. Channel cost is recognized in the year it incurred. The accounts payable represent channel cost payable to user traffic channels.

The Company’s cost for the technology services fee is services procured from third parties for digital and technology development services department.

(l)	Leases

The Company leases office space, vehicles and certain equipment under operating leases for terms ranging from short term (under 12 months) to 3 years. The Company does not have options to extend or terminate leases, as the renewal or termination of relevant lease is on negotiation basis. As a lessee, the Company does not have any financing leases and none of the leases contain material residual value guarantees or material restrictive covenants. The Company’s office space leases typically have initial lease terms of 2 to 3 years, and vehicles and equipment leases typically have an initial term of 12 months or less. The Company’s office space leases include fixed rental payments. The lease payments for the Company’s office space leases do not consist of variable lease payments that depend on an index or a rate.

The Company determines whether a contract contains a lease at contract inception. A contract contains a lease if there is an identified asset and the Company has the right to control the use of the identified asset. At the commencement of each lease, management determines its classification as an operating or finance lease. For leases that qualify as operating leases, the Company recognizes a right-of-use (“ROU”) asset and a lease liability based on the present value of the lease payments over the lease term in the combined statements of balance sheets at commencement date. As all of the leases do not have implicit rates available, the Company uses incremental borrowing rates based on the information available at lease commencement date in determining the present value of future payments. The incremental borrowing rates are estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased assets are located.

The ROU asset is measured at the amount of the lease liabilities with adjustments, if applicable, for lease prepayments made prior to or at lease commencement, initial direct costs incurred and lease incentives. For office space leases, the Company identifies the lease and non-lease components (e.g., common-area maintenance costs) and accounts for non-lease components separately from lease components. The Company’s office space lease contracts have only one separate lease component and have no non-components (e.g., property tax or insurance). Most of the office space lease contracts have no non-lease components. For the office space lease contracts include non-lease components, the fixed lease payment is typically itemized in the office space lease contract for separate lease component and non-lease components. Therefore, the Company does not allocate the consideration in the contract to the separate lease component and the non-lease components.

RONS INTELLIGENT TECHNOLOGY (BEIJING) CO., LTD. AND SHENZHEN XINBAO
INVESTMENT MANAGEMENT CO., LTD.

Notes to the Combined Financial Statements

(USD, except for share and per share data, or otherwise noted

(2) Summary of Significant Accounting Policies (Continued)

(l)	Leases-(continued)

The ROU asset is measured at the amount of the lease liabilities with adjustments, if applicable, for lease prepayments made prior to or at lease commencement, initial direct costs incurred and lease incentives. For office space leases, the Company identifies the lease and non-lease components (e.g., common-area maintenance costs) and accounts for non-lease components separately from lease component. The Company’s office space lease contracts have only one separate lease component and have no non-components (e.g., property tax or insurance). Most of the office space lease contracts have no non-lease components. For the office space lease contracts include non-lease components, the fixed lease payment is typically itemized in the office space lease contract for separate lease component and non-lease components. Therefore, the Company does not allocate the consideration in the contract to the separate lease component and the non-lease components.

Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term. The Company has made an accounting policy election to exempt leases with an initial term of 12 months or less without a purchase option that is likely to be exercised from being recognized on the balance sheet. Payments related to those leases continue to be recognized in the combined statement of income and comprehensive income on a straight-line basis over the lease term.

In addition, the Company does not have any related-party leases or sublease transactions.

(m)	Statutory surplus reserves

The Company’s PRC subsidiaries are required to allocate at least 10% of their after-tax profit to the general reserve in accordance with the PRC accounting standards and regulations. The allocation to the general reserve will cease if such reserve has reached 50% of the registered capital of respective company. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances, or cash dividends.

(n)	Recently accounting pronouncements

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income (Subtopic 220-40): Disaggregation of Income Statement Expenses.” This pronouncement introduces new disclosure requirements aimed at enhancing transparency in financial reporting by requiring disaggregation of specific income statement expense captions. Under the new guidance, entities are required to disclose a breakdown of certain expense categories, such as: employee compensation; depreciation; amortization, and other material components. The disaggregated information can be presented either on the face of the income statement or in the notes to the financial statements, often using a tabular format. The ASU is effective for fiscal years beginning after December 15, 2025, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In January 2025, the FASB issued ASU 2025-01, which revises the effective date of ASU 2024-03 (on disclosures about disaggregation of income statement expenses) “to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027.” Entities within the ASU’s scope are permitted to early adopt the ASU.

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (the “SEC”) Regulation S-X 210.4-08(h), Rules of General Application — General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this update should be applied on a prospective basis. Retrospective application is permitted. The Company does not plan to early adopt ASU 2023-09 and is evaluating the impact of adoption of ASU 2023-09 on the combined financial statements.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — Codification Amendments in Response to SEC’s Disclosure Update and Simplification Initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows — Overall, 250-10 Accounting Changes and Error Corrections — Overall, 260-10 Earnings Per Share — Overall, 270-10 Interim Reporting — Overall, 440-10 Commitments — Overall, 470-10 Debt — Overall, 505-10 Equity — Overall, 815-10 Derivatives and Hedging — Overall, 860-30 Transfers and Servicing — Secured Borrowing and Collateral, 932-235 Extractive Activities — Oil and Gas — Notes to Financial Statements, 946-20 Financial Services — Investment Companies — Investment Company Activities, and 974-10 Real Estate — Real Estate Investment Trusts — Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of the above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal.

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the combined financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its combined financial condition, results of operations, cash flows or disclosures.

RONS INTELLIGENT TECHNOLOGY (BEIJING) CO., LTD. AND SHENZHEN XINBAO
INVESTMENT MANAGEMENT CO., LTD.

Notes to the Combined Financial Statements

(USD, except for share and per share data, or otherwise noted

(3) Other Receivables

Other receivables consist of the following:

	As of September 30,
	2023	2024
	USD	USD
Advance to staff (i)	50,980	39,884
Prepayment to third parties for services	83,648	211,051
Rental deposits	88,698	96,735
Other	14,204	14,433
Other receivables	237,530	362,103

(i)	Amounts represented the Company prepaid employee’s proportion of social insurance fee, which are unsecured, interest-free and repayable on demand.

(4) Property, Plant and Equipment, net

Property, plant and equipment, net, consist of the following:

	As of September 30,
	2023	2024
	USD	USD
Building	64,246	66,891
Office equipment, furniture and fixtures	9,789,418	10,196,019
Motor vehicles	57,072	59,423
Leasehold improvements	243,771	253,811
Total	10,154,507	10,576,144
Less: Accumulated depreciation	(9,859,209)	(10,420,484)
Property, plant and equipment, net	295,298	155,660

For the years ended September 30,2023 and 2024, depreciation expense amounted to USD$174,629 and USD$ 156,078, respectively.

No impairment on property, plant and equipment was recorded for the years ended September 30, 2023 and 2024.

RONS INTELLIGENT TECHNOLOGY (BEIJING) CO., LTD. AND SHENZHEN XINBAO
INVESTMENT MANAGEMENT CO., LTD.

Notes to the Combined Financial Statements

(USD, except for share and per share data, or otherwise noted

(5) Leases

The Company’s lease for office space include only fixed rental payments with no variable lease payment terms. As of September 30, 2023 and 2024, there were no leases that have not yet commenced.

The following represents the aggregate right of use assets and related lease liabilities as of September 30, 2023 and 2024:

	As of September 30,
	2023	2024
	USD	USD
Right of use assets	157,952	332,195
Current lease liability	137,865	278,012
Non-current lease liability	-	25,623
Total leased liabilities	137,865	303,635

The weighted average lease term and discount rate as of September 30, 2023 and 2024 were as follows:

	As of September 30,
	2023	2024
Weighted average lease term:
Operating leases	0.93	0.96
Weighed average discount rate:
Operating leases	4.19%	3.10%

The components of lease expenses for the years ended September 30 2023 and 2024 were as follows:

	For the years ended September 30
	2023	2024
	USD	USD
Operating lease expense	544,288	295,530
Short term lease expense	30,333	43,666
Total	574,621	339,196

Maturities of lease liabilities at September 30 2024: The following is a schedule, by years, of maturities of lease liabilities as of September 30, 2024:

Minimum Lease
Payment
USD
Year ending September 30:
2025	282,803
2026	25,755
Thereafter	-
Total remaining undiscounted lease payments	308,558
Less: Interest	(4,923)
Total present value of lease liabilities	303,635
Less: Current operating lease liability	278,012
Non-current operating lease liability	25,623

RONS INTELLIGENT TECHNOLOGY (BEIJING) CO., LTD. AND SHENZHEN XINBAO
INVESTMENT MANAGEMENT CO., LTD.

Notes to the Combined Financial Statements

(USD, except for share and per share data, or otherwise noted

(6) Other Payables and Accrued Expenses

Components of other payables and accrued expenses are as follows:

	As of September 30,
	2023	2024
	USD	USD
Business and other tax payables	139,952	233,509
Refundable deposits	40,030	45,960
Accrued expenses to third parties	84,260	10,861
Others	12,499	3,513
Total	276,741	293,843

(7) Income Taxes

The Company’s subsidiaries incorporated in the PRC are subject to the PRC Enterprise Income Tax and a unified 25% enterprise income tax rate.

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the combined financial statements, net operating loss carry forwards and credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be received or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the combined statements of comprehensive income/(loss) in the year of the enactment of the change.

The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Company’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. The Company’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Company has provided RMB25,334 and RMB26,913 valuation allowance for the years ended September 30 2023 and 2024, respectively.

The Company had total operating loss carry-forwards of RMB106,338 and RMB112,652 as of September 30 2023 and 2024, respectively. As of September 30, 2024, all of the operating loss carry-forwards will expire in the years from 2024 to 2028. During the years ended September 30, 2023 and 2024, RMB8,314 and RMB8,314, respectively, of tax loss carried forward has been expired and canceled.

RONS INTELLIGENT TECHNOLOGY (BEIJING) CO., LTD. AND SHENZHEN XINBAO
INVESTMENT MANAGEMENT CO., LTD.

Notes to the Combined Financial Statements

(USD, except for share and per share data, or otherwise noted

(7) Income Taxes (Continue)

Income tax expenses are comprised of the following:

	For the years ended September 30
	2023	2024
	USD	USD
Current tax expense	393,810	79,848
Income tax expense	393,810	79,848

The principal components of the deferred income tax assets are as follows:

	As of September 30,
	2023	2024
	USD	USD
Deferred tax assets:
Operating loss carryforward	3,597,814	4,229,788
Less: valuation allowances	(3,426,487)	(4,051,405)
Total	171,327	178,383

Reconciliation between the provision for income taxes computed by applying the PRC enterprise income rate of 25% to net income before income taxes and income of affiliates, and the actual provision for income taxes is as follows:

	For the years ended September 30
	2023	2024
	USD	USD
Loss from operations before income taxes	(2,591,979)	(683,010)
PRC statutory tax rate	25%	25%
Income tax at statutory tax rate	(647,995)	(170,753)
Expenses not deductible for tax purposes:
—Entertainment	111,283	82,624
Effect of tax holidays on concessionary rates granted to PRC entities	(67,759)	(53,145)
Change in valuation allowance	998,281	221,122
Income tax expense	393,810	79,848

(8) Related-party Balances and Transactions

The principal related-party balances as of September 30, 2023 and 2024, and transactions for the years ended September 30, 2023 and 2024 are as follows:

All the related partied are under common control of AIX Inc, which is listed company in NASDAQ with tick code as AIFU.

RONS Technology is an insurance sales platform equipped artificial intelligence. The platform is designed to address multiple pain points in insurance sales marketing, such as difficulties in comparison, recommendation, searching, interpretation, customer service, skill enhancement, and client acquisition, providing insurance sales professionals with comprehensive intelligent solutions. RONS Technology provide artificial intelligence technology to Fanhua Lianxing insurance sales Co., Ltd (“Lianxing”) and charge services fee based on each transaction volume. During the year, revenue from lianxing is USD$5,651,162 and USD$6,607,191, respectively for the years ended September 30, 2023 and 2024. Amount due from Lianxing is USD$1,305,385 and USD$ 2,113,891, respectively as of September 30, 2023 and 2024. The balances were settled in subsequent months of the year.

RONS Sales is an internet insurance sales platform. RONS Sales engaged Lianxing as one of its major sales channels for insurance sales and paid Lianxing the commission cost. During the year, commission costs to lianxing is USD$12,627,781 and USD$11,548,409 for the years ended September 30, 2023 and 2024. Amount due to Lianxing is USD$5,550,968 and USD$3,941,635, respectively as of September 30, 2023 and 2024. The balances as of September 30, 2023 was settled by the year end of 2023. Up to the report date, the balance is fully settled.

Hunan Fanhua insurance agency Co., Ltd (“Hunan”) also one of sales channels of RONS Sales in year 2024, and incurred commission cost of USD$199,708. Amount due to Hunan is nil and USD$65,961, respectively as of September 30, 2023 and 2024. The balance is fully settled in subsequent months of the year.

Amount due from (to) other related parties as below, are inter-company fund transfer for working capital supplement with free interest which are unsecured, interest-free and repayable on demand.

Related-party Balances

	As of September 30,
	2023	2024
	USD	USD
Amount due from related parties-Account receivables
Lianxing	1,305,385	2,113,891

	As of September 30,
	2023	2024
	USD
Amount due from related parties-Other receivables
Fanhua insurance sales and services Co., Ltd	17,110,120	16,987,105

	As of September 30,
	2023	2024
Amount due to related parties-Account payables
Lianxin	5,550,968	3,875,674
Hunan Fanhua insurance agency Co., Ltd	-	65,961
Total	5,550,968	3,941,635

	As of September 30,
	2023	2024
Amount due to related parties-Other payables
Fanhua Xinlian Information Technology (Shenzhen) Co., Ltd	-	4,399,635
Fanhua insurance sales and services Co., Ltd	3,229,838	3,066,030
Beijin Fanlian investment Co., Ltd	1,973,849	-
CISG Holdings Ltd.	1,096,491	1,141,650
Total	6,300,178	8,607,315

Related-party Transaction of under common

	For the years ended September 30
	2023	2024
	USD	USD
Revenue from related parties
Lianxing	5,651,162	6,607,191
Commission Cost to related parties
Lianxing	12,627,781	11,548,409
Hunan Fanhua insurance agency Co., Ltd	0	199,708
Total	12,627,781	11,748,117

(9) Commitments and Contingencies

Operating lease commitments

The total future minimum lease payments including the agreed property management fee under the non-cancellable operating lease with respect to the contractual obligations as of September 30, 2024 are payable as follows:

As of September 30,
2024
USD
Lease commitment
For the year ending September 30, 2025	41,775
For the year ending September 30, 2026 and thereafter	2,953
Total	44,728

Contingencies

In the ordinary course of business, the Company may be subject to commitments and contingencies, including capital commitments, legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened significant claims and litigation as of September 30, 2024 and through the issuance date of these audited combined financial statements.

(10) Concentrations of Credit Risk

Concentration risks

Company’s financial instruments that potentially subject Company to significant concentrations of credit risk consist primarily of cash, accounts receivable, net. As of September 30, 2023 and 2024, substantially all Company’s cash were held in major financial institutions located in the mainland China, which management considers to being of high credit quality. For accounts receivable, net, Company maintains an estimated allowance for credit losses to reduce its accounts receivable to the amount that it believes will be collected. Company considers factors in assessing the collectability of its receivables, such as the age of the amounts due, the customer’s payment history, credit-worthiness and other specific circumstances related to the accounts.

Customers who individually accounting for 10% or more of total net revenues excluding estimated renewal commissions are as follows:

	Year ended September 30
	% of sales	% of sales
	2023	2024
Company A	32.40%	42.90%
Company B	22.50%	10.20%
Company C	14.00%	*
Subtotal	68.90%	53.10%

*	represented less than 10% of total net revenues for the year

Customers who individually account for 10% or more of gross accounts receivable are as follows:

	As of September 30,
	%	%
	2023	2024
Company A	28.20%	35.50%
Lianxing	25.60%	28.90%
Subtotal	53.80%	64.40%

*	represented less than 10% of accounts receivable as of the year end.

(11) Subsequent events

November 27, 2024, AIX (Nasdaq: AIFU), the ultimately shareholder of the company has entered into a strategic transaction agreement (the “Agreement”) with BGM Group Ltd. (Nasdaq:BGM) (“BGM”), a leading global provider of premium pharmaceutical products and services to transfer its whole shares in the Company to BGM. The transaction has been completed accordingly.